Exhibit 13


                                August 24, 1990



Western Asset Trust, Inc.
117 East Colorado Boulevard
Pasadena, CA  91105

Gentlemen:

         Please be advised that the $100,000 worth of shares of Western Asset Trust, Inc. (consisting of 970 shares of the Full Range Duration Portfolio, 10 shares of the Long Duration Portfolio, 10 shares of the Limited Duration Portfolio and 1000 shares of the Money Market Portfolio) which we have today purchased from you were purchased as an investment with no present intention of redeeming or selling such shares and we do not have any intention of redeeming or selling such shares.


                                      Very truly yours,

                                      WESTERN ASSET MANAGEMENT COMPANY


                                      /s/ Kent S. Engel
                                      ___________________________
                                      Kent S. Engel
                                      Managing Director